SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  22 April 2003          Cambridge Antibody Technology Group PLC

                              By:     /s/ Diane Mellett
                                      --------------------------------
                              Name:   Diane Mellett
                              Title:  General Counsel



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                                                                   EXHIBIT 99.1

                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES


1.       Name of company


Cambridge Antibody Technology


2) Name of shareholder having a major interest

Oracle Investment Management Inc

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 As in 2)


4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

As in 2)

5) Number of shares/amount of stock acquired

Nil

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

Not disclosed

8) Percentage of issued class

3.24%

9) Class of security

Ordinary 10 pence

10) Date of transaction

Not disclosed

11) Date company informed

22 April 2003

12) Total holding following this notification

74,400

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13) Total percentage holding of issued class following this notification

0.2%

14) Any additional information

None

15) Name of contact and telephone number for queries

Justin Hoskins, 01223 471471

16) Name and signature of authorised company official responsible for making this notification Diane Mellett, Company Secretary

Date of notification 22 April 2003